Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 8 DATED MAY 7, 2019

TO THE OFFERING CIRCULAR DATED AUGUST 30, 2018

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 30, 2018, as previously supplemented, and as filed by us with the Securities and Exchange Commission (the “SEC”) on August 31, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the status of our offering;
•	Update our asset acquisitions; and
•	Update our potential investments.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of our common stock on September 18, 2017.

As of May 1, 2019, we had raised total aggregate gross offering proceeds of approximately $16.46 million, and had issued approximately 1.64 million shares of our common stock in the Offering, purchased by approximately 1,660 unique investors.

The Offering is expected to terminate on the earlier of August 23, 2019, which is two years from the qualification date of this Offering, or the date on which the maximum offering amount has been raised; provided however, that our board of directors may terminate the Offering at any time or extend the Offering. In no event will we extend the Offering beyond 180 days after the third anniversary of the initial qualification date.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of

Operation” for Avon Place Apartments – Avon, Connecticut:

On April 16, 2019, $203,410 of the Additional Investment amount was funded.  After such funding, the total current investment is $2,500,000.

Potential Investments

Apartments – El Paso, Texas

There is a reasonable probability that we may acquire a $3,108,253 joint-venture limited partnership equity investment (the “Equity Investment”) for the acquisition and renovation of a Class B, garden-style apartment community in El Paso, TX (the “Property”). If we complete the acquisition of the Equity Investment, we would pay $3,108,253, which would represent an acquisition of approximately 53.5% of the apartment community’s total equity. An entity managed by an affiliate of the Company may also make an investment in this transaction of approximately $2,700,000.

The real estate company for the project plans to implement a value-add strategy by renovating units that become available due to normal tenant turnover, and re-leasing the renovated units at a higher rental rate. This strategy assumes a renovation budget of approximately $14,000 per unit financed by loan proceeds. As of April 2019, the property was 94.8% occupied with average in place rents of $668 per unit.

If the Equity Investment is completed, we intend to partner with RM Communities GP, LLC, a recently formed real estate company managed by an affiliate of the Company, that will specialize in the acquisition and management of multifamily properties. The principals of the real estate company have previously invested in over $125,000,000 in multifamily assets on a direct principal basis, and invested in over $1,100,000,000 in multifamily assets via limited partnerships. We also intend to partner with an experienced property management company that specializes in, and has a track record with, the management and operation of multifamily properties locally. The firm currently manages over 100,000 units located in 13 states and consists of both market rate and affordable units. The property will be subject to competition from similar apartment communities within its market area, and its economic performance could be affected by changes in local economic conditions.

We can give no assurance that the closing of the Equity Investment will occur. This potential investment is subject to substantial conditions to closing.  Our decision to consummate the investment will generally depend upon the satisfaction of the conditions to the Equity Investment contained in the relevant agreements and no material adverse change occurring relating to the property, the tenants or in the local economic conditions.

Due to the considerable conditions that must be satisfied in order to complete the Equity Investment, we cannot give any assurances that the closing of the Equity Investment is probable.